Exhibit 99.2

(2)                 The shares are owned of record by AIF IV. AIF IV disclaims beneficial ownership of all shares of the Issuer owned by Overseas IV, except to the extent AIF IV has a pecuniary interest in such securities, and this report shall not be deemed an admission that AIF IV is the beneficial owner of, or has any pecuniary interest in any such securities for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.